Exhibit 16


                           [ARTHUR ANDERSEN LLP LOGO]


June 21, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the first five paragraphs of Item 4 included in the Form 8-K dated June 21, 2002 of International Specialty Products Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.


Very truly yours,


/s/ Arthur Andersen LLP
-----------------------

Arthur Andersen LLP



cc:    Mr. Neal E. Murphy
        Senior Vice President and Chief Financial Officer